                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                              Golden Telecom, Inc.
                                (Name of Issuer)

                    Common Stock, Par Value $ 0.01 Per Share
                         (Title of Class of Securities)

                                    38122G107
                                 (CUSIP Number)


                                 Grier C. Raclin
                            Global TeleSystems, Inc.
                        4121 Wilson Boulevard, 7th Floor
                            Arlington, Virginia 22203
                             Telephone: 703-258-3401

                                    Copy to:
                             Alberto Luzarraga, Esq.
                               Shearman & Sterling
                                 9 Appold Street
                                 London EC2A 2AP
                         Telephone: 011 44 20 7655 5000

                       (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices)

                                  May 11, 2001
             (Date of Event which requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), Section 240.13d-1(f) or Section 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Global TeleSystems Europe Holdings B.V.
---------------------------------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group
                     (a)     [ ]
                     (b)     [X]*
---------------------------------------------------------------------------------------------------------
3         SEC Use Only
---------------------------------------------------------------------------------------------------------
4         Source of Funds (See Instructions)          OO
---------------------------------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)    [ ]
---------------------------------------------------------------------------------------------------------
6         Citizenship or Place of Organization      Netherlands
---------------------------------------------------------------------------------------------------------
                                  7     Sole Voting Power

                                        2,861,206*
                               --------------------------------------------------------------------------
       NUMBER OF                  8     Shared Voting Power
        SHARES
     BENEFICIALLY                       0
       OWNED BY                --------------------------------------------------------------------------
         EACH                     9     Sole Dispositive Power
       REPORTING
        PERSON                          2,861,206*
         WITH                  --------------------------------------------------------------------------
                                 10     Shared Dispositive Power

                                        0
---------------------------------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person

          2,861,206
---------------------------------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)  [ ]
---------------------------------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)   11.6% (Based upon 24,621,958 shares of
          Common Stock issued and outstanding as of May 9, 2001.)
---------------------------------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)          CO
---------------------------------------------------------------------------------------------------------

-----------------
*  See Items 5 and 6.

1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Global TeleSystems Europe B.V.
---------------------------------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group
                     (a)     [ ]
                     (b)     [X]*
---------------------------------------------------------------------------------------------------------
3         SEC Use Only
---------------------------------------------------------------------------------------------------------
4         Source of Funds (See Instructions)          OO
---------------------------------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)    [ ]
---------------------------------------------------------------------------------------------------------
6         Citizenship or Place of Organization      Netherlands
---------------------------------------------------------------------------------------------------------
                                  7     Sole Voting Power

                                        2,861,206*
                               --------------------------------------------------------------------------
       NUMBER OF                  8     Shared Voting Power
        SHARES
     BENEFICIALLY                       0
       OWNED BY                --------------------------------------------------------------------------
         EACH                     9     Sole Dispositive Power
       REPORTING
        PERSON                          2,861,206*
         WITH                  --------------------------------------------------------------------------
                                 10     Shared Dispositive Power

                                        0
---------------------------------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person

          2,861,206
---------------------------------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)  [ ]
---------------------------------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)   11.6% (Based upon 24,621,958 shares of
          Common Stock issued and outstanding as of May 9, 2001.)
---------------------------------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)          CO
---------------------------------------------------------------------------------------------------------

-----------------
*  See Items 5 and 6.

1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Global TeleSystems, Inc.
---------------------------------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group
                     (a)     [ ]
                     (b)     [X]*
---------------------------------------------------------------------------------------------------------
3         SEC Use Only
---------------------------------------------------------------------------------------------------------
4         Source of Funds (See Instructions)          OO
---------------------------------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)    [ ]
---------------------------------------------------------------------------------------------------------
6         Citizenship or Place of Organization      Delaware
---------------------------------------------------------------------------------------------------------
                                  7     Sole Voting Power

                                        2,861,206*
                               --------------------------------------------------------------------------
       NUMBER OF                  8     Shared Voting Power
        SHARES
     BENEFICIALLY                       0
       OWNED BY                --------------------------------------------------------------------------
         EACH                     9     Sole Dispositive Power
       REPORTING
        PERSON                          2,861,206*
         WITH                  --------------------------------------------------------------------------
                                 10     Shared Dispositive Power

                                        0
---------------------------------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person

          2,861,206
---------------------------------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)  [ ]
---------------------------------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)   11.6% (Based upon 24,621,958 shares of
          Common Stock issued and outstanding as of May 9, 2001.)
---------------------------------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)          CO
---------------------------------------------------------------------------------------------------------

-----------------
*  See Items 5 and 6.

Introductory Statement

         This Amendment No. 2 (this "Amendment") amends and supplements the Statement on Schedule 13D (the "Schedule 13D") originally filed on October 14, 1999 by Global TeleSystems, Inc., a Delaware corporation ("GTS"), as amended by Amendment No. 1 to the Schedule 13D, filed on April 5, 2001, with respect to the 2,861,206 shares of common stock, par value $.01 per share (the "Common Stock"), Global TeleSystems Europe Holdings B.V., a company organized under the laws of the Netherlands ("Holdings BV"), Global TeleSystems Europe B.V. , a company organized under the laws of the Netherlands ("Europe BV"), and GTS beneficially own in Golden Telecom, Inc., a Delaware corporation ("Golden Telecom"). This Amendment also adds Holdings BV and Europe BV as filing parties to the Schedule 13D. The principal executive offices of Golden Telecom are located at 12, Krasnokazarmennaya Street, 111250 Moscow, Russia.

Item 2.  Identity and Background.

Item 2 is amended and restated in its entirety as follows:

         This statement is being filed by Holdings BV, Europe BV and GTS (collectively, the "Reporting Persons"). Current information regarding the directors and executive officers of the Reporting Persons are set forth in
Exhibit 11 hereto, which is incorporated by reference in response to this item 2.

         The principal executive offices of Holdings BV are located at Avioport, Evert van de Beekstraat 314, 1118 CX Schiphol Airport, Netherlands. Holdings BV is a wholly-owned subsidiary of Europe BV and an indirect subsidiary of GTS.

         The principal executive offices of Europe BV are located at Avioport, Evert van de Beekstraat 314, 1118 CX Schiphol Airport, Netherlands. Europe BV is a subsidiary of GTS.

         The principal executive offices of GTS are located at 4121 Wilson Boulevard, 7th Floor, Arlington, VA 22203. GTS, through its subsidiaries, is an independent provider of telecommunications services to businesses, other high usage customers and telecommunications carriers in Europe.

         During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Exhibit 11 attached hereto, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Considerations.

Item 3 is hereby amended and supplemented by adding the following paragraphs at the end of the last paragraph of Item 3:

         On May 10, 2001, GTS sold 15,056,328 shares of Common Stock to Europe BV pursuant to a Share Purchase Agreement (the "Europe BV Share Purchase Agreement"), dated as of May 10, 2001, between GTS and Europe BV.

         The funds for Europe BV purchasing the 15,056,328 shares of Common Stock from GTS were supplied through an intercompany loan and an increase in the capital account of GTS in Europe BV.

         On May 10, 2001, and immediately after the consummation of the sale and purchase referred to above, Europe BV sold 15,056,328 shares of Common Stock to Holdings BV pursuant to a Share Purchase Agreement (the "Holdings BV Share Purchase Agreement"), dated as of May 10, 2001, between Europe BV and Holdings BV.

         The funds for Holdings BV purchasing the 15,056,328 shares of Common Stock from Europe BV were supplied through an intercompany loan.

         References to, and descriptions of, the Europe BV Share Purchase Agreement and the Holdings BV Share Purchase Agreement as set forth in this Item 3 are qualified in their entirety by references to the copies of the Europe BV Share Purchase Agreement and Holdings BV Share Purchase Agreement, respectively, included as Exhibits 12 and 13 to this Amendment, and incorporated in this Item 3 in their entirety where such references and descriptions appear.

Item 4.  Purpose of Transaction.

Item 4 is amended and restated in its entirety as follows:

         Holdings BV from time to time intends to review its investment in Golden Telecom on the basis of various factors, including Holdings BV's and its' affiliates business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general, as well as other developments and other investment opportunities. Based upon such review, Holdings BV will take such actions in the future as Holdings BV may deem appropriate in light of the circumstances existing from time to time. If Holdings BV believes that further investment in Golden Telecom is attractive, whether because of the market price of Golden Telecom's securities or otherwise, it may, subject to any contractual restrictions under which it may be obligated (see Item 6 below), purchase additional shares of Common Stock or other securities of Golden Telecom either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, Holdings BV may, subject to any contractual restrictions under which it may be obligated (see Item 6 below), determine to dispose of some or all of the shares of Common Stock currently owned by Holdings BV or otherwise acquired by Holdings BV either in the open market or in privately negotiated transactions.

         The disclosure set forth in Item 3 of this report is specifically incorporated into this Item 4 by reference in its entirety.

         The disclosure set forth in Item 6 of this report is specifically incorporated into this Item 4 by reference in its entirety.

         Except as set forth above, Holdings BV has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Golden Telecom or the disposition of securities of Golden Telecom, (b) an extraordinary corporate transaction involving Golden Telecom or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of Golden Telecom or any of its subsidiaries, (d) any change in the present board of directors or management of Golden Telecom, (e) any material change in Golden Telecom's capitalization or dividend policy, (f) any other material change in Golden Telecom's business or corporate structure, (g) any change in Golden Telecom's charter or bylaws or other instruments corresponding thereto or other action which may impede the acquisition of control of Golden Telecom by any person, (h) a class of Golden Telecom's securities being deregistered or delisted, (i) a class of equity securities of Golden Telecom becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

         (a) The Reporting Persons share beneficial ownership of 2,861,206 shares of Common Stock, representing, as of the date hereof, 11.6% of the issued and outstanding shares of Common Stock (based upon 24,621,958 shares of Common Stock issued and outstanding as of May 9, 2001, as reported by Golden Telecom in its Form 10-Q for the quarter ended March 31, 2001). Pursuant to the Shareholders Agreement, dated as of May 11, 2001 (the "Shareholders Agreement") entered into among Golden Telecom, Holdings BV (as assignee of Europe BV, which is the assignee of GTS), Alfa Telecom Limited, a company incorporated in the British Virgin Islands (as assignee of Alfa Bank Holdings Limited, "Alfa"), Capital International Global Emerging Markets Private Equity Fund, L.P., a Delaware limited partnership ("CIG"), Cavendish Nominees Limited, a limited liability company organized and registered under the laws of Guernsey ("Cavendish"), and First NIS Regional Fund SICAV, a private institutional fund organized and registered under the laws of Luxembourg (together with Cavendish, "Barings"), (collectively, with Alfa, CIG and Cavendish, the "Purchasers") (see
Item 6 below), the Reporting Persons may be deemed pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to share beneficial ownership of 14,824,946 shares of Common Stock, representing, as of the date hereof, 60.2% of the issued and outstanding shares of Common Stock (based upon 24,621,958 shares of Common Stock issued and outstanding as of May 9, 2001, as reported by Golden Telecom in its Form 10-Q for the quarter ended March 31, 2001, and the Reporting Persons' best knowledge of the number of shares of Common Stock held by the Purchasers), which are owned by the Purchasers (See Item 6). The Reporting Persons disclaim beneficial ownership of all shares of Common Stock held by the Purchasers and disclaim membership in any group consisting of, in whole or in part, any of the Purchasers or any of their affiliates.

         (b) The number of shares of Common Stock to which the Reporting Persons
(i) have sole voting power is 2,861,206, (ii) share voting power is zero, (iii) have sole dispositive power is 2,861,206 and (iv) share dispositive power is zero. Pursuant to the Shareholders Agreement, the Reporting Persons may be deemed pursuant to Rule 13d-3 under the Exchange Act to share beneficial ownership of 14,824,946 shares of Common Stock, representing, as of the date hereof, 60.2% of the issued and outstanding shares of Common Stock (based upon 24,621,958 shares of Common Stock issued and outstanding as of May 9, 2001, as reported by Golden Telecom in its Form 10-Q for the quarter ended March 31, 2001, and the Reporting Persons' best knowledge of the number of shares of Common Stock held by the Purchasers), which are owned by the Purchasers (See Item 6). As noted above, the Reporting Persons disclaim ownership of all shares beneficially owned by the Purchasers and disclaim membership in any group consisting of, in whole or in part, any of the Purchasers or any of their affiliates.

         (c) The disclosure set forth in Item 6 of this report is specifically incorporated into this Item 5 by reference in its entirety.

         (d) Holdings BV has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,861,206 shares of Common Stock beneficially owned by the Reporting Persons.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by deleting the first five paragraphs of Item 6 (those paragraphs added by Amendment No. 1, dated April 5, 2001 to the
Schedule 13D), and replacing them with the following paragraphs at the beginning of Item 6:

         On May 14, 2001, Holdings BV (as assignee of Europe BV, which is the assignee of GTS) completed the sale of 12,195,122 shares of Common Stock, of Golden Telecom, pursuant to the Share Purchase Agreement (the "Share Purchase Agreement") with the Purchasers. The aggregate purchase price paid by the Purchasers for the shares of Common Stock was $125,000,000, of which $70,000,000 was paid to Holdings BV in cash and $55,000,000 is to be paid to Holdings BV on May 31, 2001 by Alfa. The obligation of Alfa to pay the remaining $55,000,000 to Holdings BV is evidenced by a promissory note and guarantee (the "Promissory Note"), dated May 11, 2001. In addition, in order to secure the payment by Alfa of the Promissory Note, Alfa entered into a Pledge Agreement (the "Pledge Agreement"), dated as of May 11, 2001, in favor of Holdings BV, whereby Alfa pledged to Holdings BV the 10,731,707 shares of Common Stock of Golden Telecom acquired by Alfa pursuant to the Share Purchase Agreement. References to, and descriptions of, the Promissory Note and the Pledge Agreement as set forth in this Item 6 are qualified in their entirety by references to the copies of the Promissory Note and the Pledge Agreement, respectively, included as Exhibits 14 and 15 to this Amendment, and incorporated in this Item 6 in their entirety where such references and descriptions appear.

         In connection with the completion of the foregoing transaction, Holdings BV entered into separate stock option agreements (the "Stock Option Agreements") with each of Alfa, CIG and Barings (the "Stock Option Parties"). Pursuant to the Stock Option Agreements, during the 60-day period after May 11, 2001, each of the Stock Option Parties (or their designees) will have right to cause Holdings BV to sell to each of them up to the following number of shares allocated as follows: Alfa - 2,000,000 shares of Common Stock, CIG - 90,909 shares of Common Stock, and Barings - 181,818 shares of Common Stock. The purchase price for these shares of Common Stock shall be $11.00 per share in cash. During this 60-day period Holdings BV has agreed not to sell such shares of Common Stock to any other party.

         If the Stock Option Parties (or their designees) purchase at least $140 million shares of Common Stock held by Holdings BV either on May 11, 2001 or during the 60-day period described above (the "Minimum Purchase Condition"), then for the period from 60 days after May 11, 2001 until twelve months thereafter (the "Lock-up Period"), the Stock Option Parties (or their designees) will have the right to cause Holdings BV to sell to each of the Stock Option Parties (or their designees) any of the shares of Common Stock which Holdings BV continues to own, at a per share price equal to the greater of (a) $11.00 or (b) 120% of the moving average of the closing price of the Common Stock on the Nasdaq National Market during the 60-trading day period ended on the date immediately before the Stock Option Parties (or their designees) deliver a notice of intention to purchase such additional shares of Common Stock.

         If the Minimum Purchase Condition is fulfilled, during the Lock-up Period Holdings BV will not be permitted to sell the shares of Common Stock owned by it unless the following procedures are followed. Holdings BV must notify the Stock Option Parties of its intent to sell such shares of Common Stock at least 30 days prior to consummating the sale of such shares of Common Stock. The Stock Option Parties will then have (i) fifteen days after receiving such notice to notify Holdings BV of the Stock Option Parties' decision to purchase a number of the shares of Common Stock which Holdings BV proposes to sell in the following allocations - Alfa Telecom up to 88%, Capital Global up to 4%, and Barings up to 8% (provided that each of the Stock Option Parties have the option to purchase any shares of Common Stock which the other Stock Option Parties do not purchase), and (ii) if the Stock Option Parties have not consummated their purchase of such shares of Common Stock within sixty days after receiving Holdings BV's notice, Holdings BV will be entitled to consummate the sale to the third party.

         If the Minimum Purchase Condition is not fulfilled, Holdings BV will be free to sell the shares of Common Stock held by it. However, for the twelve-month period after May 11, 2001, Alfa (or its designee) will have the right to cause Holdings BV to sell to Alfa (or its designee) any of the shares of Common Stock which Holdings BV continues to own and has not sold, at a per share price equal to the greater of (a) $11.00 or (b) 120% of the moving average of the closing price of the Common Stock on the Nasdaq National Market during the 60-trading day period ended on the date immediately before the Stock Option Parties (or their designees) deliver a notice of intention to purchase such shares.

         During the period between six months and twelve months after May 11, 2001, Alfa will have the right pursuant to its Stock Option Agreement to cause Holdings BV to sell any shares of Common Stock which Holdings BV then owns in an underwritten public offering provided that Holdings BV shall not be required to complete the offering unless the offering price is equal to at least $15.00 per share.

         References to, and descriptions of, the Stock Option Agreements as set forth in this Item 6 are qualified in their entirety by references to the copies of (i) the Stock Option Agreement, dated as of May 11, 2001, between Alfa and Holdings BV, (ii) the Stock Option Agreement, dated as of May 11, 2001, between CIG and Holdings BV and (iii) the Stock Option Agreement, dated as of May 11, 2001, between Barings and Holdings BV, respectively, included as Exhibits 16, 17 and 18 to this Amendment, and incorporated in this Item 6 in their entirety where such references and descriptions appear.

         In addition, in connection with the completion of the foregoing transaction, CIG, Golden Telecom and Holdings BV (as assignee of Europe BV, which is the assignee of GTS) entered into an Amendment to Shareholders and Registration Rights Agreement (the "Amendment to Shareholders and Registration Rights Agreement"), dated as of May 11, 2001, which provides, among other things, for the deletion of certain provisions in the Shareholders and Registration Rights Agreement, dated as of December 23, 1999, among Golden Telecom, GTS and CIG, with respect to tag-along rights, drag-along rights, nomination and removal of directors and waiver of right of first refusal by GTS. References to, and descriptions of, the Amendment to Shareholders and Registration Rights Agreement as set forth in this Item 6 are qualified in their entirety by reference to the copy of the Amendment to Shareholders and Registration Rights Agreement included as Exhibit 19 to this Amendment, and incorporated in this Item 6 in its entirety where such references and descriptions appear.

         In connection with the completion of the foregoing transaction, GTS and Golden Telecom entered into a Termination and Release Agreement (the "Termination and Release Agreement"), dated as of May 11, 2001, which provides, among other things, for the termination of the Administrative Services Agreement, dated October 5, 1999, between GTS and Golden Telecom and the Employee Benefits Agreement, dated October 5, 1999, between GTS and Golden Telecom. In addition, GTS and Golden Telecom entered in an Amendment to Trademark Transfer Agreement (the "Amendment to Trademark Transfer Agreement"), dated as of May 11, 2001, which provides, among other things, for the termination of certain trademark licenses granted by GTS to Golden Telecom. References to, and descriptions of, the Termination and Release Agreement and the Amendment to Trademark Transfer Agreement as set forth in this Item 6 are qualified in their entirety by references to the copies of the Termination and Release Agreement and the Amendment to Trademark Transfer Agreement, respectively, included as Exhibits 20 and 21 to this Amendment, and incorporated in this Item 6 in their entirety where such references and descriptions appear.

         On May 11, 2001, Golden Telecom, Holdings BV and the Purchasers entered into the Shareholders Agreement. The Shareholders Agreement provides for a tag-along right exercisable by CIG and Barings in the event that Alfa proposes to transfer shares to a third party who will own, directly or indirectly, not less than 9,791,999 shares (as adjusted for capital changes) immediately after such transfer. Upon the exercise by CIG or Barings of such right, the exercising party may sell to the third party its pro rata portion of the shares covered by the third party offer (not to exceed the number of shares purchased by such exercising party under the Share Purchase Agreement and issued or issuable upon the exercise of options under the Stock Option Agreements). In addition, the Shareholders Agreement provides for the nomination and removal of directors of Golden Telecom. Subject to certain conditions, Alfa generally has the right to designate three directors (plus an additional fourth director if CIG and Barings agree to such designation). CIG and Barings each have the right to designate one director. Holdings BV has the right to designate one director, who is required to resign at the first to occur of

(i) Holdings BV's receipt of at least $150 million of proceeds from the sale of its Common Stock pursuant to the Share Purchase Agreement and upon the exercise of options under the Stock Option Agreements and (ii) such time as Holdings BV owns fewer than 4% of the outstanding shares of Common Stock. Upon such resignation, Alfa, CIG and Barings would jointly designate a replacement director. In no event, however, would the total number of directors designated by Alfa exceed four. In addition, the Shareholders Agreement contains a mechanism pursuant to which Holdings BV would gain the ability to designate a majority of the directors in the event that Alfa defaults on the payment of amounts due under the Promissory Note. Upon Alfa's ceasing to own fewer than 15% of the issued and outstanding shares of Common Stock, the number of directors designated by Alfa would be reduced to two. Each of the shareholders would agree that so long as the voting agreement described above remains in effect, each of them would take all actions necessary to maintain the composition of the Board of Directors specified in the Shareholders Agreement. The Shareholders Agreement also contains provisions relating to (i) the assignment by Holdings BV to Alfa of registration rights held by Holdings BV in respect of its shares of Common Stock, and (ii) the right of CIG and Barings to purchase their pro rata portion of any shares that are the subject of a Contingent Call Notice issued by Alfa under its Stock Option Agreement with Holdings BV. References to, and descriptions of, the Shareholders Agreement as set forth in this Item 6 are qualified in their entirety by reference to the copy of the Shareholders Agreement included as Exhibit 22 to this Amendment, and incorporated in this
Item 6 in its entirety where such references and descriptions appear.

         In connection with entering into the Share Purchase Agreement, GTS and each of the Purchasers entered into a Standstill Agreement (the "Standstill Agreement") with Golden Telecom, dated as of March 31, 2001, pursuant to which each of them agreed, among other things, not to (i) engage in "business combinations" with Golden Telecom (within the meaning of such term in Section 203 of the Delaware General Corporation Law), (ii) acquire shares of voting stock of Golden Telecom in excess of specified levels and (iii) engage in proxy contests in respect of shares of voting stock of Golden Telecom, in each case for a period of two years following May 11, 2001. In addition, the Standstill Agreement grants to each of the Purchasers and GTS a limited pre-emptive right to acquire its pro rata share of new securities (on a fully diluted basis) issued by Golden Telecom from time to time during the term of the Standstill Agreement. References to, and descriptions of, the Standstill Agreement as set forth in this Item 6 are qualified in their entirety by reference to the copy of the Standstill Agreement included as Exhibit 23 to this Amendment, and incorporated in this Item 6 in its entirety where such references and descriptions appear.

         The disclosure set forth in the last five paragraphs of Item 3 of this report is specifically incorporated into this Item 6 by reference in its entirety.

Item 7.  Materials to be Filed as Exhibits

Item 7 is hereby amended and supplemented to add the following exhibits.

11.      Directors and Officers of the Reporting Persons.

12.      Share Purchase Agreement, dated May 10, 2001, among GTS and
         Europe BV.

13. Share Purchase Agreement, dated May 10, 2001, among Europe BV and Holdings BV.

14.      Promissory Note, dated May 11, 2001, by Alfa.

15.      Pledge Agreement, dated May 11, 2001, by Alfa.

16.      Stock Option Agreement, dated May 11, 2001, between Alfa and
         Holdings BV.

17.      Stock Option Agreement, dated May 11, 2001, between CIG and
         Holdings BV.

18.      Stock Option Agreement, dated May 11, 2001, between
         Cavendish, First NIS Regional Fund SICAV and Holdings BV.

19. Amendment to Shareholders and Registration Rights Agreement, dated May 11, 2001, among CIG, Golden Telecom and Holdings BV.

20. Termination and Release Agreement, dated May 11, 2001, between GTS and Golden Telecom.

21.      Amendment to Trademark Transfer Agreement, dated May 11,
         2001, between GTS and Golden Telecom.

22.      Shareholders Agreement, dated May 11, 2001, by and among
         Golden Telecom, GTS and the Purchasers.

23.      Standstill Agreement, dated March 31, 2001, among Golden
         Telecom, GTS and the Purchasers.

24. Joint Filing Agreement between the Reporting Persons pursuant to Rule 13d-1(k)(1)(iii).

                               Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.


Date:  May 21, 2001

                                         Global TeleSystems Europe Holdings B.V.

                                         By: /s/ Maurice Woolf
                                             -------------------
                                         Name: Maurice Woolf
                                         Title: Member of Management Board


                                         Global TeleSystems Europe B.V.

                                         By: /s/ Maurice Woolf
                                             -------------------
                                         Name: Maurice Woolf
                                         Title: Member of Management Board


                                         Global TeleSystems, Inc.

                                         By: /s/ Arnold Y. Dean
                                             -------------------
                                         Name: Arnold Y. Dean
                                         Title: Assistant Secretary

                             EXHIBIT INDEX

Exhibit
   No.            Description
--------          -----------

99.1     Directors and Officers of the Reporting Persons.*

99.2     Share Purchase Agreement, dated May 10, 2001, among GTS and
         Europe BV.*

99.3 Share Purchase Agreement, dated May 10, 2001, among Europe BV and Holdings BV.*

99.4     Promissory Note, dated May 11, 2001, by Alfa.*

99.5     Pledge Agreement, dated May 11, 2001, by Alfa.*

99.6     Stock Option Agreement, dated May 11, 2001, between Alfa and
         Holdings BV.*

99.7     Stock Option Agreement, dated May 11, 2001, between CIG and
         Holdings BV.*

99.8     Stock Option Agreement, dated May 11, 2001, between
         Cavendish, First NIS Regional Fund SICAV and Holdings BV.*

99.9 Amendment to Shareholders and Registration Rights Agreement, dated May 11, 2001, among CIG, Golden Telecom and Holdings BV.*

99.10 Termination and Release Agreement, dated May 11, 2001, between GTS and Golden Telecom.*

99.11    Amendment to Trademark Transfer Agreement, dated May 11,
         2001, between GTS and Golden Telecom.*

99.12    Shareholders Agreement, dated May 11, 2001, by and among
         Golden Telecom, GTS and the Purchasers.*

99.13 Standstill Agreement, dated March 31, 2001, among Golden Telecom, GTS and the Purchasers.**

99.14 Joint Filing Agreement between the Reporting Persons pursuant to Rule 13d-1(k)(1)(iii).*

-------------------
*        Filed herewith.

** Incorporated by reference to Amendment No. 1 to the Schedule 13D of Capital International Global Emerging Markets Private
         Equity Fund L.P., dated April 12, 2001 (Edgar Accession
         No.: 0000895345-01-500046).